DLA Piper LLP (US)
701 Fifth Avenue, Suite 7000 Seattle, Washington 98104-7044 www.dlapiper.com W. Michael Hutchings michael.hutchings@dlapiper.com T 206.839.4800 F 206.839.4801

December 23, 2013

VIA EDGAR

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	Pendrell Corporation
Form 10-K for the fiscal year ended December 31, 2012
Filed March 8, 2013
File No. 001-33008

Dear Mr. Krikorian:

This letter is submitted on behalf of Pendrell Corporation (the “Company”) with respect to your letter to the Company, dated December 11, 2013 (the “Comment Letter”), which provides comments on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-referenced filing. The Comment Letter requests that the Company respond within 10 business days or advise the Staff when the Company will provide the requested response. As discussed with the Staff by phone, the Company is in the process of preparing its response and plans to provide a response by January 10, 2014.

Please do not hesitate to contact the undersigned if you have any questions.

Sincerely,

/s/ W. Michael Hutchings
W. Michael Hutchings

cc:	Melissa Walsh (SEC)
Ivan Griswold (SEC)
Jan Woo (SEC)
Benjamin G. Wolff (Pendrell Corporation)